HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

07022293

Bornheim, March 22, 2007

HORNBACH-Baumarkt-AG – File number 82-3729

SUPPL

Dear Sir or Madam,

enclosed please find our press release which we have published today on March 22, 2007 concerning our trading statement of the fiscal year 2006/2007 for your documentation.

Kind regards,

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

pp. Judith Sommer

Enclosure

PRESSEMITTEILUNG – PRESS RELEASE

HORNBACH: Trading Statement for 2006/2007

HORNBACH Group increases sales by more than 7 %

– Like-for-like sales growth of 4.0 % at Group and of 2.3 % in Germany
– Customers honor transparent price policy vis-à-vis sales tax increase
– Dynamic sales growth in other European countries maintained at high level
– Earnings for 2006/2007 will as expected show disproportionate growth

Neustadt/Weinstrasse, March 22, 2007.
The HORNBACH Group, one of Europe's largest operators of DIY megastores with garden centers, generated substantial sales growth in the past 2006/2007 financial year (March 1, 2006 – February 28, 2007). This growth, which was achieved without any new store openings, was largely due to particularly dynamic developments in the second half of the year. Based on preliminary figures published today, the consolidated (net) sales of HORNBACH HOLDING AG grew by 7.5 percent to € 2,544 million (previous year: € 2,367m). Sales at the HORNBACH-Baumarkt-AG subgroup, which operates 120 DIY megastores with garden centers in eight countries across Europe, rose by 7.1 percent to € 2,392 million (previous year: € 2,234m). Like-for-like sales showed particularly pleasing developments in the course of the year compared with the previous year.

Around 64 % of sales at the HORNBACH-Baumarkt-AG subgroup were attributable to the DIY stores with garden centers in Germany (previous year: 65 %), where net sales rose by 5.8 % to € 1,530 million (previous year: € 1,446m). HORNBACH therefore continued to grow more rapidly than the German DIY and garden center sector in the past financial year as well. The BHB sector association reported slight sales growth of 1.0 % for the 2006 calendar year. The international stores maintained their strong momentum, increasing net sales by 9.4 % from € 788 million to € 862 million. The share of consolidated sales (subgroup) attributable to the international stores rose from 35 % in the previous year to 36 % in the year under report.

Energy-saving projects in great demand

HORNBACH's concept, which is based on large-scale construction and renovation projects, enabled it to benefit more clearly than other players in the DIY sector from the marked economic upturn and in particular from the high demand for construction materials. Products needed for shell construction or larger-scale conversion and extension projects, such as roof extensions and bathroom renovations, were in particularly great demand, as were projects relating to the overall topic of energy efficiency. Solutions for projects such as exchanging central-heating boilers or heat insulation, for example, were granted a very warm reception by customers. Overall, the company's sales performance gained notably in momentum in the second half of the financial year. This is reflected in particular in the Group's like-for-like sales performance.

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

Like-for-like sales up by 4.0 %

Thanks to a very pleasing spurt in sales in Germany in the second half of the year, like-for-like sales rose by 4.0 % across the Group (previous year: plus 0.5 %). Like-for-like sales were initially affected by an unusually long winter period, which had a particularly marked impact on the garden business in March and April 2006. The performance of the business only picked up in the course of the second quarter. After this, like-for-like sales were significantly up on the previous year for every month up to the end of the financial year. This development was not only attributable to ongoing high rates of growth at the international HORNBACH stores. The German stores raced to catch up, thus also contributing to the very pleasing level of overall sales growth.

Like-for-like sales performance in 2006/2007 by quarter

(in percent, previous year's figures in brackets)

	1st Quarter (03.01.-05.31.)	2nd Quarter (06.01.-08.31.)	3rd Quarter (09.01.-11.30.)	4th Quarter (12.01.-02.28.)	Financial Year (02.28.2007)
Group	1.4 (-0.5)	1.9 (2.1)	5.5 (1.8)	8.3 (-1.5)	4.0 (0.5)
Germany	-1.3 (-1.3)	-0.1 (0.7)	5.2 (-0.2)	6.5 (-4.3)	2.3 (-1.1)
International	6.6 (1.2)	5.5 (5.0)	6.1 (5.7)	11.7 (3.9)	7.2 (3.9)

"We are particularly satisfied with the sales growth in Germany", commented Albrecht Hornbach, Chairman of the Board of Management of HORNBACH HOLDING AG, upon the release of the preliminary sales figures. "We succeeded in outperforming the overall DIY sector by a clear margin in every month of the financial year." The closer the turn of the year came, and with it the increase in sales tax, the greater was the company's lead over its competitors. With growth of 5.2 % in the third quarter and an even more substantial increase of 6.5 % in the fourth quarter (December to February), HORNBACH achieved some of its best results in the past ten years.

Customers honor price policy

The company boss attributed this not only to the success of the project-oriented DIY store concept, but also to the fact that "customers trust our transparent price policy." Hornbach added that "we were rewarded for adopting a clear, reliable position half a year before the sales tax hike as to how we would handle our permanent low prices." As previously announced, the increased tax rate of 19 % had been factored into price calculations starting on January 1, 2007. "Our pleasing like-for-like sales performance shows that we also increased our lead over the sector in January and February 2007 as well."

The international business once again generated strong growth momentum. Sales showed a further significant increase on the high level already reported

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

for the previous year. The like-for-like sales growth of 11.7 % in the final quarter represents the second-best quarterly figure since the beginning of the expansion into other European countries. "This also proves that our growth is chiefly driven by the strength of HORNBACH's concept, rather than by the one-off impact of the tax increase in Germany", underlined Hornbach.

As expected, earnings significantly up on previous year

Based on information currently available in the annual financial statements, the earnings for the 2006/2007 financial year will, as expected, show highly positive developments. "It is still too early to give any specific figures", remarked Roland Pelka, CFO, "but as we have already announced, the operating earnings (EBIT) of the HORNBACH HOLDING AG Group will show disproportionate growth. Results at the Baumarkt subgroup *will even be* somewhat better. It should also be noted in this respect, however, that the postponement of new store openings in the past year meant that we had a lower level of pre-opening expenses." With up to eight new store openings, this would change again in the new financial year. Moreover, following a series of software optimization measures, the rollout of the SAP merchandising system would be resumed at the stores in 2007/2008. According to the CFO, both of these factors would take their toll on the earnings performance. Roland Pelka nevertheless emphasized that "our existing stores, i.e. excluding one-off items, should maintain their positive earnings performance in the current financial year as well." The Board of Management expects to see sales growth in a medium single-digit percentage range both at the HORNBACH Group as a whole and at the HORNBACH-Baumarkt-AG subgroup in 2007/2008.

The complete annual results figures for 2006/2007 and the outlook for the current 2007/2008 financial year will be announced at the Annual Results Press Conference on May 24, 2007.

Contact:
Axel Müller
Investor Relations
HORNBACH Group
Tel: +49(0) 6348-60 2444
Fax: +49(0) 6348-60 4299
E-mail: axel.mueller@hornbach.com
www.hornbach-holding.com

END